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                              July 1, 2020

       Richard Seidlitz
       Corporate Controller
       ARROW ELECTRONICS INC
       9201 East Dry Creek Road
       Centennial, CO 80112

                                                        Re: ARROW ELECTRONICS
INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 13,
2020
                                                            Form 8-K Filed
February 6, 2020
                                                            File No. 1-4482

       Dear Mr. Seidlitz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed February 6, 2020

       Exhibit 99.1, page 2

   1. Reference is made to your disclosure of first quarter 2020 expected earnings per share on a diluted basis,
excluding certain items. In future filings, please present a reconciliation
                                                        (by schedule or other
clearly understandable method), which shall be quantitative, to the extent available
without unreasonable efforts, of the differences between the non-GAAP financial measure
disclosed with the most directly comparable financial measure or measures calculated and
presented in accordance with GAAP. Refer to Item
                                                        10(e)(1)(i)(B) of
Regulation S-K.
       Exhibit 99.2, page 5

   2. Reference is made to your tabular disclosures of non-GAAP financial information. Please present the most
directly comparable GAAP measures with equal or greater prominence in
 Richard Seidlitz
ARROW ELECTRONICS INC
July 1, 2020
Page 2
         future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
         Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-
         GAAP Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202)
551-
3344 with any questions.



FirstName LastNameRichard Seidlitz                           Sincerely,
Comapany NameARROW ELECTRONICS INC
                                                             Division of
Corporation Finance
July 1, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName